UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cardtronics plc
(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share
(Title of Class of Securities)

G1991C105
(CUSIP Number)

Michael D. Pinnisi Hudson Executive Capital LP 1185 Avenue of the Americas, 32nd Floor New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Richard M. Brand Andrew P. Alin Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, NY 10281 (212) 504-6000

January 22, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1991C105	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS

Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,002,730

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,002,730

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,002,730

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.1%[1]

14	TYPE OF REPORTING PERSON
PN, IA

1 The percentage calculations herein are based upon an aggregate of 45,681,451 ordinary shares, nominal value $0.01 per share, of Cardtronics plc, outstanding as of October 31, 2017, as reported in Cardtronics plc’s quarterly report on Form 10-Q for the quarter ended September 30, 2017.

CUSIP No. G1991C105	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS

HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,002,730

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,002,730

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,002,730

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.1%[2]

14	TYPE OF REPORTING PERSON
OO

2 The percentage calculations herein are based upon an aggregate of 45,681,451 ordinary shares, nominal value $0.01 per share, of Cardtronics plc, outstanding as of October 31, 2017, as reported in Cardtronics plc’s quarterly report on Form 10-Q for the quarter ended September 30, 2017.

CUSIP No. G1991C105	SCHEDULE 13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS

Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐
ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,002,730

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,002,730

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,002,730

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.1%[3]

14	TYPE OF REPORTING PERSON
IN

3 The percentage calculations herein are based upon an aggregate of 45,681,451 ordinary shares, nominal value $0.01 per share, of Cardtronics plc, outstanding as of October 31, 2017, as reported in Cardtronics plc’s quarterly report on Form 10-Q for the quarter ended September 30, 2017.

CUSIP No. G1991C105	SCHEDULE 13D	Page 5 of 7 Pages

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the ordinary shares, nominal value $0.01 per share (the “Shares”), of Cardtronics plc, a company organized under the laws of England and Wales (the “Issuer”). The principal executive offices of the Issuer are located at 3250 Briarpark Drive, Suite 400, Houston, Texas 77042.

The Reporting Persons (as defined below) beneficially own an aggregate of 6,002,730 Shares (the “Subject Shares”). The Subject Shares represent approximately 13.1% of the issued and outstanding Shares based on an aggregate of 45,681,451 Shares outstanding as of October 31, 2017, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This statement is being filed by Hudson Executive Capital LP, a Delaware limited partnership (“Hudson Executive”), HEC Management GP LLC, a Delaware limited liability company (“Management GP”), and Douglas L. Braunstein (together with Hudson Executive and Management GP, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is c/o Hudson Executive Capital LP, 1185 Avenue of the Americas, 32nd Floor, New York, NY 10036.

(c) Hudson Executive’s principal business is to serve as investment adviser to certain affiliated investment funds (the “HEC Funds”). Management GP’s principal business is to serve as the general partner of Hudson Executive. The principal occupation of Mr. Braunstein is to serve as the Managing Partner of Hudson Executive and the Managing Member of Management GP.

(d) None of the Reporting Persons, nor any of their officers or managing directors, have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor any of their officers or managing directors, have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Hudson Executive is a Delaware limited partnership. Management GP is a Delaware limited liability company. Mr. Braunstein is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Persons are deemed to beneficially own the Subject Shares as detailed in Items 1 and 5. The aggregate purchase price for the Subject Shares is $132,002,314.

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Subject Shares was derived from the respective capital of the HEC Funds.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Subject Shares in the belief that the Shares are undervalued and are an attractive investment.

Certain of the Reporting Persons have had and may continue to have discussions with the Issuer’s management to discuss the Issuer’s business, strategies and corporate governance. The Reporting Persons have found their conversations to date with management to be constructive, and may seek to have additional conversations with the management, board of directors (the “Board”) and stockholders of the Issuer, and other persons to discuss the Issuer’s business, strategies, corporate governance and other matters related to the Issuer.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the

CUSIP No. G1991C105	SCHEDULE 13D	Page 6 of 7 Pages

Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing, considering or engaging in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) and (b) Information about the number and percentage of Shares beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

Hudson Executive, as the investment adviser to the HEC Funds, may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

Management GP, as the general partner of Hudson Executive, may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

By virtue of his role with respect to Hudson Executive and Management GP, Mr. Braunstein may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares and, therefore, each of Mr. Braunstein, Management GP and Hudson Executive may be deemed to be a beneficial owner of the Subject Shares.

(c) All transactions in the Shares effected during the past 60 days on behalf of an HEC Fund over which the Reporting Persons have investment discretion are set forth in Exhibit 2 attached hereto and incorporated herein by reference.

(d) The HEC Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

CUSIP No. G1991C105	SCHEDULE 13D	Page 7 of 7 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement of the Reporting Persons
Exhibit 2 Schedule of transactions effected during the last 60 days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2018

HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP, LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein

EXHIBIT 1

Joint Filing Agreement

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  January 31, 2018

HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP, LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein

EXHIBIT 2
Schedule of Transactions in Shares
The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 pm, New York City time, on January 30, 2018. All such transactions were purchases or sales effected in the open market, and the table includes commissions paid in per unit prices.

Cardtronics plc

Transaction Date	Transaction	Security	Shares Bought (Sold)	Unit Cost
12/19/2017	Sell	Ordinary Shares	(300,000)	$19.29
12/19/2017	Buy	European Call Option	10,000(1)	$2.78
12/19/2017	Sell	European Put Option	(10,000)(2)	$1.02
1/2/2018	Buy	Ordinary Shares	324,915	$18.92
1/22/2018	Buy	Ordinary Shares	2,451,060	$21.79
1/23/2018	Buy	Ordinary Shares	178,500	$22.96
1/24/2018	Buy	Ordinary Shares	265,300	$23.84
1/25/2018	Buy	Ordinary Shares	100,000	$23.38
1/26/2018	Buy	Ordinary Shares	230,500	$23.91
1/29/2018	Buy	Ordinary Shares	141,800	$23.94
1/30/2018	Buy	Ordinary Shares	365,000	$24.23

(1) Represents Shares underlying European style call options exercisable on June 15, 2018. Trade to cover prior existing position.
(2) Represents Shares underlying European style put options exercisable on June 15, 2018. Trade to exit prior existing position.